

10033138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2010
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Sachs + Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 4000
Facsimile (813) 286 6000

March 2, 2010

Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
100 F Street NE – Mail Stop 831
Washington, DC 20549-8720

Attached is the SIPC Report of Independent Accountants along with Form SIPC-7T for Goldman, Sachs & Co. and Subsidiaries. The SIPC Report of Independent Accountants was mailed to you on February 26, 2010 without the attachment of Form SIPC-7T. For your convenience, we are attaching the SIPC Report of Independent Accountants along with Form SIPC-7T.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Goldman, Sachs & Co.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Goldman, Sachs & Co.("GS&Co.") for the period from March 28, 2009 through December 31, 2009, which were agreed to by GS&Co., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating GS&Co.'s compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for GS&Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7T with the respective cash disbursement record entries, as follows: The amount on 2B of $8,105,806 was paid in three installments in the amounts of $150 on January 14, 2009, $8,026,876 on July 24, 2009, and $78,780 on October 16, 2009 with check number 033307, 180936 and wire transfer number 0837240483. The amount paid by check was agreed to the canceled checks without differences. The amount on 2G of $14,058,242 was paid on February 26, 2010 with wire transfer number #S0600571890 and the amount was agreed to the cash disbursement record without differences.

2. Compared the revenues in line 2a of Form SIPC-7T in the amount of $12,955,280,109 to the gross revenues on the consolidating worksheet, less the period from November 29, 2008 to March 27, 2009, and less the revenue of the consolidating subsidiaries and equity in earnings of unconsolidated subsidiaries. The following reconciling items were noted from the consolidating work sheet to the revenues in page 2, line 2a of Form SIPC-7T:

    a. $63,975,574 reduction of revenues from the consolidating working sheet to the revenues in page 2, line 2a of Form SIPC-7T of interest income. This reduction is offset by a corresponding reduction in interest expense.

    b. $9,504,034 increase of revenues from the consolidating working sheet to the revenues in page 2, line 2a of Form SIPC-7T of trading error losses;

PRICEWATERHOUSECOOPERS

c. $22,178,435 increase in revenues from the consolidating working sheet to the revenues in page 2, line 2a of Form SIPC-7T related to losses incurred in investment banking division.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared the addition amount reported on page 2, item 2b, 4 of Form SIPC-7T in the amount of $165,729,078, to dividend expense on short securities reported on "Schedule 2B.4" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   b. Compared the addition amount reported on page 2, item 2b, 5 of Form SIPC-7T in the amount of $5,534,647, to the net losses from total underwriting stabilization losses reported on "Schedule 2B.5" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   c. Compared the deduction amount reported on page 2, item 2c, 1 of Form SIPC-7T in the amount of $131,891,951, to commissions from commodity transactions reported on "Schedule 2C.1" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   d. Compared the deduction amount reported on page 2, item 2c, 2 of Form SIPC-7T in the amount of $2,864,654,777, to commodity trading revenue reported on "Schedule 2C.2" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   e. Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7T in the amount of $81,251,000, to total commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions reported on "Schedule 2C.3" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   f. Compared the deduction amount reported on page 2, item 2c, 5 of Form SIPC-7T in the amount of $102,785,210, to net gain from securities in investment accounts reported on the "Schedule 2C.5" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   g. Compared the deduction amount reported on page 2, item 2c, 6 of Form SIPC-7T in the amount of $56,788,489, to commissions from transactions in commercial paper reported on the "Schedule 2C.6" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   h. Compared the amount reported on page 2, item 2c, 9(i) of Form SIPC-7T in the amount of $1,023,553,383, to total interest and dividend expense but not in excess of total interest and dividend income reported on the "Schedule 2C.9" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   i. Compared the amount reported on page 2, item 2c, 9(ii) of Form SIPC-7T in the amount of $103,818,443, to 40% of total margin interest reported on "Schedule 2C.9(ii)" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $8,865,619,024 and $22,164,048 respectively of the Form SIPC-7T. There were no differences noted.

   b. Recalculated the mathematical accuracy of the total dividend expense on page 2, line 2(b),4 based off the "Schedule 2B.4" provided by GS&Co Regulatory Reporting Department of $165,729,078, by recalculating the sum of the monthly dividend expense for the period November 29, 2008 to March 27, 2009 ('period 4 to period 12'). No differences were noted.

   c. Recalculated the mathematical accuracy of the total stabilization losses on page 2, line 2(b), 5 based off the "Schedule 2B.5" provided by GS&Co Regulatory Reporting Department of $5,534,647, by recalculating the sum of monthly stabilization losses of period 4 to period 12. No differences were noted.

   d. Recalculated the mathematical accuracy of the total revenues from transactions in security futures products on page 2, line 2c,1 based off the "Schedule 2C.1" provided by GS&Co Regulatory Reporting Department of $131,891,951, by recalculating the sum of monthly commissions in commodity transactions of period 4 to period 12. No differences were noted.

   e. Recalculated the mathematical accuracy of the total revenues from commodities trading revenue on page 2, line 2(c), 2 based off the "Schedule 2C.2" provided by GS&Co Regulatory Reporting Department of $2,864,654,777, by recalculating the sum of monthly commodity trading revenue of period 4 to period 12. No differences were noted.

   f. Recalculated the mathematical accuracy of the total commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions on page 2, line 2(c), 3 based off the "Schedule 2C.3" provided by GS&Co Regulatory Reporting Department of $81,251,000, by recalculating the sum of monthly commission, floor brokerage and clearance paid to SIPC members by counterparty for the period 4 to period 12. No differences were noted.

   g. Recalculated the mathematical accuracy of net gain from securities in investment accounts on page 2, line 2(c), 5 based off the "Schedule 2C.5" provided by GS&Co Regulatory Reporting Department of $102,785,210, by recalculating the sum of monthly net gain from securities in investment accounts for the period 4 to period 12. No differences were noted.

   h. Recalculated the mathematical accuracy of commissions earned from transactions in commercial paper that mature nine months or less from issuance date on page 2, line 2(c), 6 based off the "Schedule 2C.6" provided by GS&Co Regulatory Reporting Department of $56,788,489, by recalculating the sum of monthly period 4 to period 12. No differences were noted.

   i. Recalculated the mathematical accuracy of total interest and dividend expense but not in excess of total interest and dividend income on page 2, line 2(c), 9(i) based off the "Schedule 2C.9" provided by GS&Co Regulatory Reporting Department of $1,023,553,383, by recalculating the sum of monthly interest expense of period 4 to period 12. No differences were noted.

j. Recalculated the mathematical accuracy of 40% of total margin interest on page 2, line 2(c), 9(ii) based off the "Schedule 2C.9(ii)" provided by GS&Co Regulatory Reporting Department of $103,818,443, by recalculating the sum of monthly margin interest of period 4 to period 12 and multiplying the sum by 40%. No differences were noted.

k. Recalculated the greater of line 2(c), 9(i) or 2(c), 9(ii) of $1,023,553,383. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Goldman, Sachs & Co., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing Section

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

MAR 0 3 2010

Washington, DC
122

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000129FINRA DEC
Goldman, Sachs & Co.
C/O Thomas Favia
30 Hudson St., 16th Fl.
Jersey City, NJ 07302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David D'Amore (212) 855-0632

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 22,164,048

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (8,105,806)
July 24th, 2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 14,058,242

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,058,242

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,058,242 (wire sent 02/26/2010)

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goldman, Sachs & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 1 day of March, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,955,280,109
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	165,729,078
(5) Net loss from management of or participation in the underwriting or distribution of securities.	5,534,647
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	
Total additions	171,263,725
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	131,891,951
(2) Revenues from commodity transactions.	2,864,654,777
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	81,251,000
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	102,785,210
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	56,788,489
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,023,553,383	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 103,818,443	
Enter the greater of line (i) or (ii)	1,023,553,383
Total deductions	4,260,924,810
2d. SIPC Net Operating Revenues	$ 8,865,619,024
2e. General Assessment @ .0025	$ 22,164,048
	(to page 1 but not less than $150 minimum)